Room 4561
via fax (312) 660-0310

September 8, 2006

Gary W. McGann
Chief Executive Officer
Smurfit Kappa Funding PLC
Beech Hill
Clonskeagh, Dublin 4

> **Re: Smurfit Kappa Funding PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
> **Forms 6-K filed May 31, 2006 and August 30, 2006**

Dear Mr. McGann:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your use of non-GAAP measures throughout your Form 20-F and your Forms 6-K. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

- In your Form 20-F and your Forms 6-K where you include non-GAAP financial measures, (e.g. EBITDA, free cash flow, etc.) tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures;
  - o   the economic substance behind management's decision to use such a measure;

> o the material limitations associated with use of the non-GAAP financial
>   measure as compared to the use of the most directly comparable
>   GAAP financial measure;
> o the manner in which management compensates for these limitations
>   when using the non-GAAP financial measure; and
> o the substantive reasons why management believes the non-GAAP
>   financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since most of these measures appear to be used to evaluate performance. It is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear why excluding stock compensation expense is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

- We note your use of the non-GAAP measure, "free cash flow". Tell us whether management believes that "free cash flows" are a measure of performance or a measure of liquidity. Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following information in your disclosures: (1) the reasons for its usefulness, (2) its limitations when used as a non-GAAP measure, (3) a clear description of its calculation and (4) the necessary reconciliation to its most directly comparable GAAP financial measure.

- We further note that your calculation of "EBITDA before exceptional items" is different than that as defined in Item 10(e)(1)(ii)(A) of Regulation S-K. Your use of EBITDA as a performance measure excludes a number of recurring items. Please explain why you have adjusted for "equity minority interest and shares of associates income" and reorganization and restructuring costs and stock compensation expense in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining to label this non-GAAP measure as EBITDA.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 89

2.   We note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your future filings.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202)-551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Janette A. Mc Mahan
        Kirkland & Ellis
        200 East Randolph Drive
        Chicago, IL 60601